Via Facsimile and U.S. Mail
Mail Stop 4720

December 30, 2009

Mr. Paul Zuromski
Chairman & President
Galea Life Sciences, Inc.
10151 University Blvd., Suite 508
Orlando, Florida 32817

Re: **Galea Life Sciences, Inc.**
Amendment No. 1 to Registration Statement on Form 10
Filed November 30, 2009
File No. 000-15076

Dear Mr. Zuromski:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Pursuant to section 12(g)(1) of the Exchange Act, your registration statement on Form 10 filed on September 29, 2009 became effective by operation of law sixty days after you filed your registration statement. Accordingly, you are now required to file all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. Please confirm your understanding.

2.   Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are

applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

3.   Throughout the registration statement, you cite various estimates, statistics and other figures. In the registration statement, please attribute the below statements and other similar statements to the source from which you obtained the information. Where you cite your own estimates, please explain how you arrived at those estimates and disclose any third-party sources you relied upon.

- Page 1: "The Tri-State area has the largest HIV/AIDS population (over 400,000) in the United States."
- Page 2: "Assuming we complete Medicaid pharmacy approval in all key states, we estimate that Nutraplete will be available to over 950,000 people living with HIV/AIDS, representing about 75% percent of the total estimated U.S. population of people living with HIV/AIDS."
- Page 10: "This year MOMS Pharmacy intends to expand this program to New York and Florida, which would potentially bring Nutraplete to an additional 30,000 patients."

Please also expand your disclosure regarding your estimate of availability of Nutraplete in key states on page 2 and your expansion of the program to New York and Florida to clarify, if true, that the company has not generated any revenues to date from sales of its products to retail customers.

Item 1. Business, page 1

4.   Please revise your disclosure under "Business Development & History" to clarify that from February 8, 1996 to July 31, 2009 you have had an aggregate of $59,018 in revenues, all of which were from sales of products purchased for clinical evaluations and not sold at retail and, as of July 31, 2009, you have a stockholder's deficit of $5,464,135.

5.   Please clarify throughout your registration statement whether your products are currently available for retail purchase through Allion Healthcare, Inc. If your products are currently available through Allion Healthcare, Inc., please expand your disclosure to clarify why you have not generated revenue from these sales from inception through July 31, 2009. If your products are not currently available for retail purchase, please disclose when you expect them to be available.

6.   You disclose that your flagship product is Nutraplete(TM). It does not appear that you have disclosed any other products in this registration statement. Please revise your disclosure throughout to clarify that this is your only product.

7.   You state that Nutraplete(TM) is considered a "functional food" and includes pharmaceutical grade supplements. Please expand your disclosure here and on page 8 to clarify what you mean by the terms functional foods and pharmaceutical

grade supplements. Please also identify the specific pharmaceutical grade supplements that are included in Nutraplete and disclose whether such supplements are approved by the FDA. If the supplements are not approved by the FDA, please disclose your basis for disclosing the supplements as pharmaceutical grade.

8.   Please expand your disclosure on page 1 to disclose all the material terms of your Exclusive Distributorship Agreement with Allion Healthcare, Inc., including, but not limited to any payment provisions, exclusivity provisions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place, term and termination provisions.

9.   On page 1, you disclose that about 99% of the people MOMS' serves are Medicaid recipients. On page 9, however, you disclose that nearly 90% of the people MOMS' serves are Medicaid recipients. Please revise to remove this inconsistency.

10.   You disclose that Nutraplete contains Immunolin, a patented product. Please expand your disclosure to include the number of patents related to this product and the expiration dates and jurisdictions of those patents. See Item 101(c)(1)(iv) of Regulation S-K.

11.   You disclose that Immunolin is licensed from All American Pharmaceutical & Natural Foods Corporation. Please expand your disclosure to describe the material terms of this license agreement, including, but not limited to any payment provisions, a range of royalty rates, aggregate milestones, usage restrictions, exclusivity provisions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place, term and termination provisions. Please also file a copy of this agreement as an exhibit to this registration statement pursuant to Item 601(b)(10) of Regulation S-K.

12.   You disclose that Nutraplete has applications in vast new markets, including chemotherapy, infirmity (elderly), gastric bypass and other immune system-comprised conditions. Please disclose your reasonable basis for this statement or consider deleting it.

13.   On page 10, you disclose that you are conducting clinical evaluations in Miami and Seattle, which you anticipate will provide evidence of Nutraplete's efficacy and benefits to people living with HIV/AIDS. Please revise your disclosure here to provide a detailed description of these clinical evaluations, including, but not limited to, the number of people involved, duration of the evaluation, the items evaluated or measured and the status of the evaluations. Please remove the statement that "you anticipate will provide evidence of Nutraplete's efficacy and benefits to people living with HIV/AIDS" or disclose your reasonable basis for the statement.

14.   Please disclose the number of people which you employ. If any of those
        employees are not full time employees, please disclose an estimate of the amount
        of time, or the percentage of his or her time, that he or she will be able to devote
        to your affairs.

Item 1A. Risk Factors, page 3

15.   Please expand your disclosure to include separate appropriately headed risk
        factors that disclose the following risks and all consequences of those risks:

        a.   your dependence on one product;
        b.   your dependence on one distributor;
        c.   your only revenues from February 8, 1996 through July 31, 2009 amount
             to $59,018 were from sales of products purchased for clinical evaluations
             and not sold at retail;
        d.   as of July 31, 2009, you have a stockholder's deficit of $5,464,135;
        e.   the fact that your auditor has expressed substantial doubt regarding your
             ability to continue as a going concern and the consequences in terms of
             your ability to raise capital or borrow money;
        f.   your dependence upon monthly funding from your existing debt holders,
             including all the factors listed on the top of page 26;
        g.   as disclosed on page 10, you estimate that you will require $2.5 million as
             proceeds from the Private Placement Memorandum to fund operations and
             marketing initiatives;
        h.   the fact that as of October 31, 2008, you were in default on the debentures
             that you have issued; and
        i.   the fact that in October 2008, you accepted an offer of settlement with the
             U.S. Securities and Exchange Commission in connection with an
             administrative proceeding instituted pursuant to Section 12(j) of the
             Securities and Exchange Act of 1934 that resulted in revocation of the
             registration of each class of your securities. Please also include in this risk
             factor a list of each of the filings the company failed to file prior to this
             administrative proceeding and each of the risks to the company in failing
             to file the reports mandated by Section 12(g) of the Securities Exchange
             Act of 1934.

"WE OPERATE ON VERY TIGHT DELIVERY SCHEDULES …," page 3
"OUR THIRD-PARTY MANUFACTURERS MAY NOT CONTINUE …," page 4

16.   To the extent that you have experienced significant delays in the delivery or
        manufacture of your goods or a failure to comply with regulations, please revise
        your disclosure to describe those delays, the reasons for the delays and any
        consequences of those delays.

"IF WE ARE UNABLE TO ATTRACT ADDITIONAL QUALIFIED AND SKILLED PERSONNEL…," page 6

17.   To the extent that you have experienced difficulties in attracting, retaining or motivating management and personnel in the past three years, please revise your disclosure to describe those difficulties, the reasons for the difficulties any adverse consequences of these difficulties.

"A DISPUTE CONCERNING THE INFRINGEMENT…," page 6

18.   If you are aware of any claims or litigation against your current product, please revise to disclose the parties involved, claims made and recovery sought.

"OUR PREFERRED STOCK MAY BE USED TO AVOID…," page 8

19.   You disclose that your Certificate of Incorporation authorizes the issuance of 25,000,000 million shares of preferred stock. The Articles of Amendment dated February 5, 2009 and included in Exhibit 3.1 state that 20,000,000 million shares of preferred stock are authorized. Please revise to remove this inconsistency.

Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

20.   Revise your disclosure to include a discussion of your Liquidity, Capital Resources, and Results of Operations within Management's Discussion and Analysis. In this regard, please remove the discussion of results of operations and liquidity currently included in the audited financial statements. Refer to Item 303 of Regulation S-K, and address the following:

   •   Your discussion should cover the two-year period ended October 31, 2008;
   •   Disclose any material changes in financial condition from the end of your preceding fiscal year, October 31, 2008, to the date of your most recent interim balance sheet provided, July 31, 2009, and any material changes in results of operations with respect to the three and nine months ended July 31, 2009 and the corresponding year-to-date of the preceding fiscal year; and
   •   If material changes in your results of operations are a result of several factors, please quantify the amount of change due to each factor. Please specifically consider this in your disclosure regarding general and administrative expenses. Refer to FRC Section 501.04.

Overview, page 8

21.   You disclose that you intend for the company's stock to begin trading on the OTC
        Bulletin Board, if and when the company clears SEC comments on the Form 10,
        and FINRA has accepted the company's stock for quotation. Please revise your
        disclosure here and on page 13 to clarify if the company has submitted an
        application for trading on the OTC Bulletin Board. If you have not submitted an
        application, please disclose when you intend to file an application.

Plan of Operation, page 10

22.   You disclose that you estimate that you will require $2.5 million as proceeds from
        the Private Placement Memorandum to fund operations and marketing initiatives.
        Please disclose the terms and status of the Private Placement Memorandum.   We
        may have further comments based on your response.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 11

23.   Please revise this table to disclose the natural person(s) who have voting control
        over the shares owned by Trafalgar Capital Specialized Investment Fund.

Item 5. Directors and Executive Officers, page 11

24.   Please revise your description of Paul Zuromski's and Valentino Trubiani's
        business experience to disclose the month and year they held each of the positions
        listed. Please also include the month and year during which they were elected to
        their respective positions with Galea Life Sciences.

25.   You disclose that Alison Rosenberg Cohen was elected a Director of the company
        in June 1990 and from 1988-1991 she held various positions with the company.
        Please disclose the titles of the positions she held. Please also supplementally
        explain how this is consistent with your disclosure on page 1 indicating that the
        company was incorporated in December 1992 and that the company's inception
        date listed in your financial statements is February 8, 1996.

Item 6. Executive Compensation, page 12

26.   Please revise your Summary Compensation Table to disclose the dollar amount of
        the stock awards recognized for financial statement purposes in accordance with
        FAS123R. See Item 402(n)(2)(v) of Regulation S-K.

27.   You disclose in footnote 1 that you intend to enter into an employment agreement with Paul Zuromski, but you have not paid Mr. Zuromski under this contract. Please clarify whether this agreement is effective. In addition, if the terms of the employment agreement are established, please file a copy of the employment agreement and disclose the terms in this section of your registration statement. Alternatively, please confirm that you will file a copy of the employment agreement once the terms are established.

28.   Please disclose the date on which Mr. Zuromski was awarded 1 million common shares and the aggregate number of shares he has received in lieu of cash salary up to the date of effectiveness of the registration statement.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 12

29.   On page 36, you disclose that you are indebted to two stockholders in the amount of approximately $431,000. Please confirm that these stockholders are not five percent or more stockholders. Alternatively, please provide the information required by Item 403 of Regulation S-K and file copies of the loan agreements as exhibits to this registration statement.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 13

30.   Please disclose the frequency and amount of any cash dividends declared on each class of its common equity for the two most recent fiscal years and any subsequent interim period for which financial statements are required to be presented by Article 3 of Regulation S-X. If the company has paid no dividends to date, please so state. See Item 201(c) of Regulation S-K.

Item 10. Recent Sales of Unregistered Equity Securities, page 13

31.   Please file copies of the convertible debenture and warrants which you issued in February 2008 as exhibits to this registration statement.   Please also revise your disclosure to disclose the exemption relied upon for this private offering and state briefly the facts relied upon to make the exemption available as required by Item 701 of Regulation S-K.

Item 11. Description of Securities to be Registered, page 14

32.   You disclose that the description of your securities is subject to applicable Nevada law. Pursuant to your disclosure on the cover page of this registration statement and your Certificate of Incorporation and By-laws filed as Exhibits 3.1 and 3.2, respectively, it appears that you are incorporated in Florida. Please revise or advise.

33.   Please expand your disclosure to describe your outstanding preferred stock,
        convertible debentures and warrants.

Item 15. Financial Statements and Exhibits, page 15

34.   Please file a copy of the loan agreement incurred by ITAQ in connection with the
        acquisition of a distribution license from a corporate stockholder in August 1996
        as an exhibit to this registration statement. Please supplementally advise us if you
        are currently using this distribution license. If you are, please file a copy of this
        distribution license and describe the material terms of this distribution license in
        your business section, including, but not limited to any payment provisions, a
        range of royalty rates, aggregate milestones, usage restrictions, exclusivity
        provisions, obligations/rights to defend, other rights obtained and material
        obligations that must be met to keep the agreement in place, term and termination
        provisions.

35.   Please remove your references to Regulation S-B as that regulation is no longer
        applicable.

Consolidated Statements of Cash Flows, page 21

36.   Please reconcile your cash flows from financing activities for the period from
        inception to October 31, 2008 to the amounts for the corresponding line items
        (i.e., loans payable – stockholders and other, note payable - affiliate, and
        debentures payable) disclosed on your balance sheet as of October 31, 2008.
        Please note that information on the Statements of Cash Flows should be provided
        on a gross basis unless it qualifies for netting.

37.   Please clarify whether the Statements of Cash Flows are of Galea or Innovative
        Technology.

Notes to Consolidated Financial Statements, page 22

38.   Revise your disclosure to include a note that summarizes the rights and privileges
        of your securities outstanding. Specifically, disclose the liquidation and dividend
        rights related to your preferred securities. Refer to ASC 505-10-50-3. Also, label
        dividends as preferred within the statement of operations, and address the effect
        of dividends on your liquidity position within Management's Discussion and
        Analysis.

Note 1 – Summary of Significant Accounting Policies, page 22

39.   Revise your disclosure to include an accounting policy for each of your material
        balance sheet and statement of operations accounts. Specifically, address the
        following:

        • Include an accounting policy for your convertible debentures. You state
          on page 26, that the registration statement has not become effective;
          therefore, the value of the beneficial conversion feature cannot be
          measured as of October 31, 2008. Please tell us whether you have
          recorded a beneficial conversion feature for any of your convertible debt
          instruments, and the guidance that you have relied upon for your
          accounting.
        • Include an accounting policy for your warrants issued, and address
          whether your warrants are liability or equity classified. Specifically
          address how you considered the requirement that your warrants are subject
          to an effective registration statement, and identify the accounting guidance
          you relied upon to form your conclusion.

Note 2 – Business Combinations, page 26

40.   Please revise your disclosure as appropriate to address the following:

        • There is a discrepancy in your disclosure. You disclose on page 9 that
          ITAQ became the accounting acquirer and you became the accounting
          acquiree. However, on page 26, you disclose that ITAQ is considered for
          accounting purposes to be the acquiree.
        • Please clarify which of the pre-transaction company's stockholders'
          owned the controlling interest of the combined company subsequent to the
          transaction. You disclose on page 9 that the original stockholders of
          ITAQ owned the controlling interest of the combined company. However,
          on page 26, you disclose that your stockholders owned the controlling
          interest of the combined company.
        • Thoroughly describe the transaction you entered into with ITAQ,
          including the business reasons for entering into the transaction, and the
          basis for your accounting for the transaction.
        • If the merger constituted a business combination, provide the cost of the
          acquisition and the amount assigned to each asset and liability of the
          acquired entity, clarifying which entity was the acquired entity for
          accounting purposes. Consider the need to provide financial statements
          pursuant to Rule 3-05 of Regulation S-X. If the merger was a
          recapitalization with a shell entity, please state that fact.
        • Disclose which entity issued the shares and how many shares were issued
          to consummate the transaction.

Condensed Statements of Cash Flows
For the Three and Nine Months Ended July 31, 2009 and 2008, and for the Period
From February 8, 1996 (Inception) to July 31, 2009, page 48

41.   Please tell us whether you declared dividends on your preferred stock for the nine
       months ended July 31, 2009, and how this amount is reflected within you cash
       flow statement.

Notes to Condensed Financial Statements, page 49

42.   Revise your disclosure to include your accounting policy for revenue recognition.
       Specifically address whether you recognize revenue on a net or gross basis, and
       identify the authoritative guidance that you relied upon for your accounting. If
       you recognize revenue on a net basis, disclose this on the face of your statement
       of operations; provide your analysis supporting your conclusion regarding this
       accounting treatment under ASC 605-45-45; and provide a detailed schedule of
       the items that reduce revenue.

43.   Please tell us why you have not recorded an amount for cost of sales related to the
       products you sold in the nine months ended July 31, 2009. Additionally, disclose
       your accounting policy for inventory, or tell us why such disclosure is not
       necessary.

4. Loan Payable-Stockholders, page 50

44.   The disclosure states that the notes are non-interest bearing which conflicts with
       the disclosure on page 26 in Note 3 that states that the loan bears interest. Please
       reconcile the disclosure throughout the filing.

*   *   *   *   *

       As appropriate, please amend your filing in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please file your cover letter on EDGAR under the form type
label CORRESP. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that,

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staci Shannon at (202) 551-3374 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director